ELICIO THERAPEUTICS, INC.
451 D Street, 5th Floor
Boston, MA 02210

June 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Dickerson and Laura Crotty, Office of Life Sciences

Re:         Elicio Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 3, 2024
File No. 333-278373 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Elicio Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement to Tuesday, June 11, 2024, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Daniel Bagliebter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any questions regarding this request.

Very truly yours,

ELICIO THERAPEUTICS, INC.
/s/ Robert Connelly
Robert Connelly Chief Executive Officer

cc:	Elicio Therapeutics, Inc.
Megan Filoon

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William C. Hicks
Daniel Bagliebter